vnu

03 MAR -3 AM 7:21

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

03007028

SUPPL

Date February 21, 2003
Direct phone +31 23 546 32 38
Direct fax +31 23 546 39 12
E-mail r.de.meel@hq.vnu.com
Subject **ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release:

VNU'S NIELSEN MEDIA RESEARCH SIGNS 7-YEAR AGREEMENT WITH NBC FOR TV AUDIENCE MEASUREMENT
NETWORK, STATION, CABLE GROUP DEAL IS LARGEST EVER
dated February 21, 2003.

With kind regards,
VNU bv

Rob de Meel
Director

3/3

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

vnu

03 MAR -3 AM 7:21

Press release

Date February 21, 2003

VNU'S NIELSEN MEDIA RESEARCH SIGNS 7-YEAR AGREEMENT WITH NBC FOR TV AUDIENCE MEASUREMENT

NETWORK, STATION, CABLE GROUP DEAL IS LARGEST EVER

Haarlem, The Netherlands – VNU, a leading international media and information company, today announced that Nielsen Media Research, a subsidiary of VNU Media Measurement & Information, has reached a landmark, seven-year agreement with NBC to provide audience measurement services to all of NBC's national and local television businesses. These include the NBC Television Network; cable networks Bravo, CNBC and MSNBC; Telemundo; the 14 NBC-owned-and-operated television stations, and the 13 Telemundo television stations. It is the largest, most comprehensive agreement of its kind in the history of media research.

Also NBC has agreed to support the largest-ever expansion of Nielsen's National People Meter Sample. When all elements of the expansion plan are complete, the effective size of the National People Meter Sample will grow from 5,000 households to nearly 10,000 homes.

"We are extremely pleased to extend our long-standing business partnership with NBC, one of the world's preeminent broadcasters, and to continue to provide NBC with the highest quality, most reliable audience measurement services available today," said Michael P. Connors, Chairman and Chief Executive Officer of VNU's Media Measurement & Information group, and a member of VNU's Executive Board. "This contract reflects Nielsen Media Research's commitment to excellence in measurement services, and enhances the company's leadership position as the global 'currency' for media research services in the international media marketplace."

Susan D. Whiting, President and Chief Executive Officer of Nielsen Media Research, said: "This landmark agreement reflects our commitment to everyone at NBC. First, to deliver the highest quality estimates to their businesses every day; and second, that we have invested in the right technology, the right methodology, the right partnerships, and the right people to assure that television will always be the best measured medium of audience delivery."

The agreement also builds on a strong engineering foundation between the two companies. NBC has agreed to implement Nielsen's digital encoding system to be used in Nielsen's new metering system for producing television ratings.

1.1.001 02.99

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

vnu

Press release

The new Active/Passive metering system will be introduced in 2004. In sample homes, the A/P Meter will identify programs, stations and networks from electronic codes embedded in programs at the distribution source. NBC and Nielsen engineers will work closely together as new digital distribution systems come to the market.

About VNU and Nielsen Media Research
Nielsen Media Research is the leading provider of television audience measurement and related services, worldwide. More information is available at www.nielsenmedia.com. Nielsen Media Research is part of the VNU Media Measurement & Information group, a global leader in information services for the media and entertainment industries. VNU is active in more than 100 countries, spread across all continents. VNU employs more than 38,000 people and has annual revenues of more than EUR 4.3 billion. For more, visit www.vnu.com.

About NBC
The nation's first broadcast network, NBC has evolved into a diverse, international media company. In addition to the NBC Television Network and 14 NBC television stations, the company owns CNBC and Bravo, operates MSNBC in partnership with Microsoft, and maintains interests in a number of programming services, including the A&E Network, the History Channel, ValueVision, Inc. (ShopNBC), and Paxson Communications. In addition, NBC operates Telemundo, the nation's second-largest Spanish-language media company. NBC also has equity stakes in several new media companies. International holdings include CNBC Europe and CNBC Asia Pacific, which are services of NBC and Dow Jones, and an equity position in National Geographic Channels International.

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00